August 10, 2005                                                Nicholas S. Hodge

BY OVERNIGHT DELIVERY                                          617.261.3210
VIA FEDERAL EXPRESS                                            Fax: 617.261.3175
                                                               nhodge@klng.com
Owen Pinkerton
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange
   Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Uniprop Manufactured Housing Communities Income Fund
      Schedule 14A
      Filed July 25, 2005
      File No. 0-15940



Dear Mr. Pinkerton:

     This letter responds to comments received by telephone on August 9, 2005, on the preliminary proxy statement on Schedule 14A ("preliminary proxy statement") filed by Uniprop Manufactured Housing Communities Income Fund (the "Company") on July 25, 2005. We have set forth below your comments, followed by our response to each comment. For your convenience, we have also enclosed marked pages of the preliminary proxy statement reflecting our revisions.

COMMENT 1:
----------

We understand that you propose to delete the word "non-taxable" in certain portions of the discussion in the preliminary proxy, as discussed in your response letter of August 5, 2005. In light of those deletions, please consider revising the discussion under "Alternatives to the Borrowing." Is it accurate to say that "The 2005 Refinancing should allow for cash distributions to the Limited Partners without the Limited Partners' having any current taxable income from such distribution"? If it is not certain that the distribution from the 2005 Refinancing will be non-taxable, why is it that the General Partner considers the 2005 Refinancing to be a better alternative than the sale of the properties?

Owen Pinkerton
August 10, 2005
Page 2

RESPONSE:
---------

In light of your comment, under the heading "Alternatives to the Borrowing" we have deleted the sentence "[t]he 2005 Refinancing should allow for cash distributions to the Limited Partners without the Limited Partners' having any current taxable income from such distribution." We have inserted the following language in its place:

"Cash distributions to a Limited Partner are not taxable to the Limited Partner except to the extent that the amount of cash distributed exceeds the Limited Partner's tax basis in its Units. Because the tax basis of each Limited Partner's Units will include the Limited Partner's share of the 2005 Refinancing, it is anticipated that in most cases the distributions to be made from the 2005 Refinancing will not be currently taxable."

For most Limited Partners, the distribution from the 2005 Refinancing will result in a non-taxable event and therefore, the General Partner continues to consider the 2005 Refinancing a better alternative than the sale of the properties.

COMMENT 2:
----------

Please revise the preliminary proxy to include a summary of tax issues in the front of the proxy.

RESPONSE:
---------

We have included the following paragraph on page 4 of the Preliminary Proxy Statement to serve as a summary of tax issues:

"Cash distributions to a Limited Partner are not taxable to the Limited Partner except to the extent that the amount of cash distributed exceeds the Limited Partner's tax basis in its Units. Because the tax basis of each Limited Partner's Units will include the Limited Partner's share of the 2005 Refinancing, it is anticipated that in most cases the distributions to be made from the 2005 Refinancing will not be currently taxable. Since any decrease in a Limited Partner's share of the 2005 Refinancing liability is treated for federal tax purposes as a distribution of money to the Limited Partner, Limited Partners may recognize taxable income in the future as the 2005 Refinancing is paid down. See `Federal Income Tax Considerations.'"

                                      * * *

At the request of the Staff, the undersigned acknowledges on behalf of the Company that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Owen Pinkerton
August 10, 2005
Page 3



     o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

     Please contact my colleague Mackenzie Crane at (617) 261-3124 with any additional comments or questions. Thank you.

Sincerely,



/s/ Nicholas S. Hodge

Nicholas S. Hodge

NSH:mec

cc:   Geoffrey Ossias, Esq.
      Mr. Paul M. Zlotoff